Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Generally, Instinct X is an NMS Stock ATS that operates within BofAS as part of the GBAM Division of BAC and offers matching services in all NMS Stocks. Specifically, Instinct X is a crossing system that matches non-displayed orders based on a Price/Client Segment/Time priority and Subscriber selected order attributes. Instinct X also supports conditional placement trading interest as described in Part III, Item 9, which allows a Subscriber to place non-firm trading interest into Instinct X for matching through a Firm-Up process. Instinct X will establish a non-displayed "book" (subject to further discussion in Part III, Item 15) for orders and conditional placements, respectively, for each security made available for matching (the book is the conceptual file that maintains all individual orders or conditional placements deemed eligible for crossing in a particular security).

~~Instinct X will transition to the Ocean platform in phases, as follows:~~

~~Before the start of trading hours on April 4, 2022: Legacy technology platform is decommissioned and legacy client connections are disconnected.~~

~~April 4-8, 2022: Instinct X, now hosted on the Ocean technology platform, will go live with trading in 10 NMS stocks: GME, F, FB, ZNGA, SPY, XLF, GSAT, IEFA, PBR, PBR.A.~~

~~April 11-15, 2022: Trading will be available in NMS stocks with symbols starting V-Z.~~

~~April 18-22, 2022: Trading will be available in NMS stocks with symbols starting N-Z.~~

~~April 25, 2022: Trading will be available for all NMS stocks.~~

~~The length of each phase and progression to the next phase will be subject to Instinct X system performance and BofAS's judgment on whether to continue to expand the universe of available NMS stocks.~~

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes   No

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Instinct X evaluates each Subscriber incoming order and conditional placement to determine whether: (i) the Instinct X system is available for trading and (ii) the symbol is

available for trading. If so, Instinct X assesses the market conditions applicable to each order or conditional placement including: (i) the availability of market data (updated in real-time), (ii) the symbol's trading status (updated in real-time), (iii) whether the time is within Instinct X's trading hours (see Part III, Item 4), and (iv) whether the bid/ask spread is smaller than the maximum value set by BofAS for the particular security and the particular time interval. If the market conditions are acceptable, Instinct X then evaluates each order's or conditional placement's Subscriber required attributes.

PRIORITY Instinct X will match orders based on Price/Client Segment/Time priority, in order of precedence. First, Instinct X will consider price and will prioritize the more conservative of the Limit and Relative Price defined in any peg instruction. Next, Instinct X will consider the Client Segment for equally priced orders. Specifically, orders in a lower-numbered Client Segment will have priority over orders in a higher-numbered Client Segment (as defined in Part III, Item 13). After assessing the price and Client Segment of an order, Instinct X will consider the time it received the order and will prioritize orders received earlier in time. Instinct X will match conditional placements based on Price/Quantity/Time priority, in order of precedence. When multiple same side conditional placements have an identical price, Instinct X determines execution priority based on the order's quantity, followed by the time of order receipt in Instinct X. A Subscriber's use of the MinQty, Post Only, or Volatile Quote Protection attributes, as defined in Part III, Item 7, may also affect an order's or conditional placement's priority. For example, an incoming order that would match with a resting order based on Price/Client Segment/Time but that does not meet the resting order's MinQty would not result in a match. Similarly, an incoming order that would match with a resting order based on Price/Client Segment/Time but that is marked Post Only would not result in a match. A Subscriber's election not to interact with a particular Client Segment (see Part III, Item 14) could also prevent an order or a conditional placement that otherwise satisfies matching criteria, including priority criteria, from matching. To the extent an incoming order or conditional placement is prevented from matching with a resting order or conditional placement by one of these order attributes, Instinct X would look for other potential matches with resting orders or conditional placements, using the priority rules described above. If no match is identified, the incoming order or conditional placement will be added to the Instinct X order book.

PRICE IMPROVEMENT Instinct X offers Subscribers the ability to choose price protection mechanisms in the form of the following pegged orders: (i) MIDPOINT PEG -- an order that is pegged to the midpoint of the BBO; (ii) PRIMARY PEG -- an order that is pegged to the BBO on the same side of the market (i.e., near touch); and (iii) MARKET PEG -- an order that is pegged to the BBO on the opposite side of the market (i.e., far touch). Instinct X will split price improvement equally between counterparties within the bounds of the BBO for two limit orders with overlapping limit prices. If the calculated midpoint between the two orders falls outside the BBO, the execution price will be the outer bound of the BBO. Instinct X will treat a resting midpoint pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order. Similarly, Instinct X will treat a far side pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order as well as a resting midpoint pegged order. For example, Instinct X will split price improvement and execute halfway between the midpoint of the BBO and the far side bid or offer when a resting midpoint pegged order crosses with a far side pegged order. Instinct X will not provide price improvement to a market order when matching against a limit order and will instead execute such orders at the assigned limit price. For example, Instinct X will execute a resting midpoint pegged order and a market order at the midpoint of the BBO assuming the realized pegged price is more conservative than any specified absolute limit on the midpoint pegged order. Additionally, because Instinct X treats an order pegged to the far side as a limit order, Instinct X will execute at the far side and will not provide price improvement when matching a market order and a resting order pegged to the far side.

COMPLIANCE WITH VARIOUS FEDERAL SECURITIES REQUIREMENTS Instinct X is designed to operate in compliance with the requirements of Reg SHO when accepting and/or executing orders and conditional placements. In accordance with Rule 201 of Reg SHO, once a circuit breaker has been triggered, the short sale price test restriction will apply to short sale orders and conditional placements in that security for the remainder of the day and the following day, unless an exemption applies. Instinct X accepts orders and conditional placements marked as "short exempt" from broker-dealer Subscribers. Instinct X will accept but not cross orders or conditional placements, including those marked Post Only, in a locked or crossed market environment. Similarly, Instinct X will only cross orders and conditional placements if Limit Up/Limit Down ("LULD") bands are being disseminated and the proposed crossing price is within the LULD bands. Instinct X will not execute orders or firmed-up conditional placements in a security subject to a LULD trading pause or regulatory halt. Pursuant to applicable rules, Instinct X will only resume crossing once trading has commenced on the primary listing exchange and LULD price bands are available. BofAS handles execution errors occurring within Instinct X in accordance with the Firm's Errors and Error Correction Transactions Policy ("Error Policy"). The Error Policy applies to bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at clearly erroneous prices). BofAS handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. The Error Policy requires that bona fide errors involving Instinct X be recorded in BofAS error accounts and reported to the ATS Supervisor. Bona fide errors can be raised by Clients to BofAS sales traders or identified by BofAS. After evaluating the activity to confirm it is a bona fide error, the ATS Supervisor or the ET Supervisor can correct the error in a manner that attempts to place the Subscriber in the same position had the error not occurred. The ATS supervisor or delegate reviews execution errors daily or as they occur to ensure that they are handled in accordance with BofAS procedures. Instinct X time stamps orders upon receipt in the ATS and executions at the time they occur in accordance with applicable CAT and trade reporting rules. Instinct X determines queue position by new order receipt time and updates queue positions in connection with an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction (a pegged order will maintain its queue position based on changes to the BBO unless there is action taken with respect to pegging instructions), a change to the time in force designation, or an update to MinQty. Instinct X will maintain an order's and conditional placement's queue position when the Subscriber amends the order or conditional placement to reduce the quantity.

    d.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

       Yes   No